SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January ___ , 2005

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☐                Form 40-F  ☒

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                 No  ☒

SIGNATURES

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED

(Registrant)

Date: January 27, 2005	By:	“S.A. FISH”

(Signature)

S.A. Fish, Vice President

(Name and Title)

	By:	“S.L. COSMESCU”

(Signature)

S.L. Cosmescu, Assistant Secretary

(Name and Title)

Shell Canada Limited	Shell Canada Limitée

FOR IMMEDIATE RELEASE
THURSDAY, JANUARY 27, 2005

Shell Canada Announces Record Annual Earnings

Calgary, Alberta – Shell Canada Limited announces record annual earnings of $1,286 million or $4.68 per common share in 2004, up almost 60 per cent from $810 million or $2.95 per common share in 2003. The earnings increase was primarily driven by strong commodity prices and refining margins, and a significant contribution from the Athabasca Oil Sands Project.

Fourth-quarter earnings were $182 million or $0.66 per common share, compared with $190 million or $0.69 per common share in the same quarter of 2003. Previously reported charges related to the Company’s Long Term Incentive Plan and other accounting items reduced fourth-quarter earnings by $128 million.

Cash flow from operations was a record $2,350 million, up 35 per cent from $1,747 million in 2003.

Capital and exploration expenditures for the year totalled $1,021 million up from $759 million for 2003 mainly due to higher expenditures in Exploration & Production and Oil Products.

“Strong commodity prices, record performance by Oil Products and a solid contribution from Oil Sands delivered record production, earnings and cash flows,” said Clive Mather, President and Chief Executive Officer, Shell Canada Limited. “The results demonstrate the strength of our integrated operations and provide us with the foundation to pursue development and growth opportunities more aggressively, which will enhance shareholder value in the future.”

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Investor Relations	Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s Internet website: www.shell.ca

SHELL CANADA LIMITED
SEGMENTED INFORMATION

Exploration & Production

Exploration & Production (E&P) earnings for 2004 were $449 million compared with $619 million in 2003. The decline in earnings is primarily attributed to lower production volumes, higher exploration expenses due to increased activity, higher depreciation charges for the Sable Offshore Energy Project (SOEP) and previously reported charges related to the expensing of Mackenzie Gas Project costs and changes in the Company’s Long Term Incentive Plan (LTIP). Strong commodity prices helped offset these charges.

Fourth-quarter 2004 earnings were $73 million compared with earnings of $88 million reported for the same period in 2003. The positive impact of stronger commodity prices was offset by lower volumes and charges of $32 million related to the Mackenzie Gas Project and $24 million related to the changes in the LTIP. Previously reported exploration expenses of $15 million for the writeoff of the remaining costs of the Onondaga exploration well also reduced fourth-quarter earnings. These same factors also contributed to the decline in fourth-quarter earnings from the prior quarter.

Western Canada and SOEP natural gas production volumes were lower than in the fourth quarter of 2003 primarily due to normal field decline. In late 2004, Shell Canada had exploration successes in Western Canada with the previously reported Tay discovery in Alberta (75 per cent Shell share) and a discovery in North East B.C. (50 per cent share in a Talisman-operated well). These discoveries are expected to come on stream in 2005 and will help offset natural field decline in Western Canada. Offshore Nova Scotia, the South Venture field began natural gas production in December. Development of this field will continue with the planned drilling of two additional wells in the first half of 2005. A SOEP field compression project is on track for startup in 2006.

In the fourth quarter of 2004, Peace River volumes were down from both the fourth quarter of 2003 and the third quarter of 2004, mainly due to steam cycle phasing. Drilling of an additional pad will begin in 2005 and production is expected to come on stream in 2006.

Shell continues to pursue growth opportunities in the E&P business. In the fourth quarter, regulatory applications for the Mackenzie Gas Project were filed, initial exploration wells were drilled on unconventional gas prospects and assessment of potential expansion opportunities for Peace River continued.

Oil Sands

Oil Sands generated earnings of $378 million in 2004 versus a loss of $142 million in 2003 when the Athabasca Oil Sands Project (AOSP) was in startup mode. Higher prices and volumes and lower unit costs were the main contributors to the earnings increase as AOSP production ramped

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

up to design levels over the first nine months of 2004. However, production volumes decreased over the final three months of the year as a result of repair and maintenance activities at the Muskeg River Mine and the Scotford Upgrader. In the fourth quarter of 2004, earnings were $13 million compared with $19 million for the same period in 2003, and down significantly from $173 million in the prior quarter. The combined effect of lower volumes and higher expenses was the main reason for the quarter-over-quarter earnings decreases. Fourth-quarter earnings included a charge of $11 million related to the changes in the LTIP and a previously reported charge of $10 million related to depreciation expenses for the Scotford Upgrader.

In the fourth quarter of 2004, production averaged 65,900 barrels per day (bbls/d) of bitumen (Shell share), a reduction of 16 per cent from 78,100 bbls/d in the same period of 2003 and down 29 per cent versus the prior quarter. Planned and unplanned repair and maintenance activities restricted the AOSP to a single-train operation in October and November, and a tubing leak during the re-start of the Scotford Upgrader facilities extended the shutdown of one train through year-end. Repairs at the upgrader have been completed and the AOSP is currently ramping back up towards full production. The shutdown of facilities at the upgrader during the fourth quarter was used as an opportunity to advance maintenance work scheduled for 2005. Preventative maintenance work on settler units at the mine was also successfully completed during the quarter. As a result, a full maintenance shutdown for the AOSP, originally planned for 2005, will not be necessary. The Company is evaluating the scale and scope of planned maintenance that will be required during 2005.

Unit cash operating costs in the fourth quarter of 2004 averaged $33.47 per barrel, up significantly versus the prior quarter due to lower volumes, higher repair and maintenance costs and non-operational expenses. Additional information on unit costs is included in the attached Operating Highlights.

The average synthetic crude price realization relative to Edmonton light crude was weaker in the fourth quarter of 2004. This was due in part to a higher ratio of heavy products in the overall sales mix resulting from the shutdown of one of the residue hydrocracker trains at the upgrader. Unusually wide heavy oil market differentials in the fourth quarter also contributed to the weaker price realization.

Reserves

After production of 198 billion cubic feet (bcf), gross proved natural gas reserves decreased by 180 bcf to 1,595 bcf in 2004, from 1,775 bcf in 2003. Extensions and discoveries of 164 bcf, included an initial booking of 82 bcf for the Tay discovery. A 48 bcf reduction related to a change in working interest in the Foothills partly offset these additions. Negative technical and economic revisions in a number of different fields (totalling 98 bcf) arose out of the annual review process, also contributing to the overall decrease in natural gas reserves. After 2004

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

production of 15 million barrels, gross proved natural gas liquids reserves decreased by 17 million barrels, mainly as a result of net negative technical and economic revisions.

As previously reported, a combination of unusually wide heavy oil market differentials and high prices (costs) for condensate resulted in very low values for Canadian bitumen at year-end 2004. Notwithstanding stronger bitumen values during most of 2004, adherence to reserve reporting requirements prescribing the use of year-end pricing resulted in the Company de-booking all remaining proved Peace River bitumen reserves at December 31, 2004. Consequently, gross proved bitumen reserves decreased by the full 182 million barrels reported at the end of 2003. This change will not have any material financial impact and Peace River remains a valuable part of the Company’s portfolio.

In 2004, mineable bitumen production of 30 million barrels decreased gross proved oil sands reserves to 621 million barrels, from 651 million barrels at the end of 2003. Total proved and probable oil sands reserves decreased by the same amount to 971 million barrels at the end of 2004.

Shell Canada’s 2004 Annual Report will provide full gross and net reserves information.

Oil Products

In 2004 Oil Products achieved record annual earnings of $451 million, up from $344 million for 2003. The improvement was due to strong refining margins, higher prices for benzene and improved feedstock volumes from the integrated Oil Sands operations. Good refinery reliability throughout 2004 also contributed to the results. Earnings in the fourth quarter were $109 million, up from $72 million for the fourth quarter of 2003 and similar to the prior quarter. Stronger refining margins were partly offset by a $30 million charge related to the changes in the LTIP.

Retail marketing margins remained depressed throughout 2004, reflecting intense competition, especially in major Ontario markets. Light oil volumes were higher than in the fourth quarter of 2003, resulting in part from the recovery of the aviation industry and increased penetration in the industrial and transportation sectors. Operating expenses increased over the same quarter last year due mainly to the changes in the LTIP.

Corporate

Corporate reported earnings for 2004 of $8 million compared with negative earnings of $11 million for the same period in 2003. The increase was primarily due to lower interest expense in 2004 as a result of lower debt levels and interest rates. The fourth quarter incurred negative earnings of $13 million compared with earnings of $11 million during the same period the previous year. Fourth-quarter earnings included a $6 million charge related to the changes in the LTIP. Positive tax adjustments, which occurred in the previous year, also contributed to the decrease in earnings in the quarter compared with the fourth quarter of 2003.

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

Cash Flow and Financing

In 2004, cash flow from operations was a record $2,350 million. Over the year, Shell reduced sales under its accounts receivable securitization program by $431 million to $150 million. Debt and other obligations, primarily medium-term notes and commercial paper, were reduced by a net $745 million. At December 31, 2004, combined debt and accounts receivable securitization totalled $287 million, down from $1,466 million at the end of 2003. The Company made a voluntary additional defined benefit pension contribution of $60 million in the fourth quarter and ended the year with a cash and short-term investments balance of $127 million.

Fourth-quarter cash flow from operations was $604 million. Funds available after cash invested, dividends, increased working capital and other corporate items were used to reduce financing levels. Shell reduced debt and other obligations, primarily medium-term notes, by a net $238 million during the fourth quarter.

On April 30, 2004, Shell Canada announced its intention to make a normal course issuer bid to repurchase for cancellation up to one per cent of its 275,287,340 common shares issued and outstanding as at April 27, 2004. The bid began on May 4, 2004, and will end on or before May 3, 2005. The bid is being used to counter dilution resulting from the issuance of common shares under Shell Canada’s employee stock option program. At December 31, 2004, a total of 783,800 common shares had been repurchased at market prices, for a cost of $54 million, and cancelled. A copy of Shell Canada’s Notice of Intention to Make a Normal Course Issuer Bid may be obtained on request from the Secretary of Shell Canada Limited, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4, telephone (403) 691-3111.

On October 29, 2004, Standard & Poor’s (S&P) placed its AA corporate credit and senior unsecured debt ratings on Shell Canada Limited on CreditWatch with negative implications. At the same time, S&P affirmed its A-1+ global scale short-term and A-1 (High) Canadian commercial paper ratings on the Company. These moves by S&P followed similar actions taken on the ratings of the Royal Dutch Petroleum Company and the “Shell” Transport and Trading Company (indirectly Shell Canada’s majority shareholders). S&P link Shell Canada’s ratings to those of its major shareholders. As a result, rating actions taken against its majority shareholders affect the ratings of Shell Canada.

Outstanding Shares

At December 31, 2004, the Company had 275,242,562 common shares and 100 preference shares outstanding (September 30, 2004 - 275,383,002 common shares and 100 preference shares). There were 6,109,865 employee stock options outstanding, of which 2,817,694 were exercisable at December 31, 2004 (September 30, 2004 – 6,357,767 outstanding and 3,063,262 exercisable). During the fourth quarter, outstanding common shares increased by

SHELL CANADA LIMITED
SEGMENTED INFORMATION
continued

211,860 as the result of stock options being exercised. The normal course issuer bid reduced outstanding shares by 352,300 shares.

Related Party Transaction

In the fourth quarter, Shell Canada purchased the shares of Coral Resources Canada, ULC, a wholly owned subsidiary of the Royal Dutch/Shell group of companies, for $39 million. As a result of this acquisition, the Corporation will be able to use the associated income tax deductions in future years.

Additional Information

Additional information relating to Shell Canada Limited filed with Canadian securities commissions and the United States Securities and Exchange Commission, including Shell’s Annual Information Form (AIF/Form 40-F), can be found online at www.sedar.com and www.sec.gov.

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, references to resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.

The Corporation’s reserves disclosure and related information is prepared in reliance on a decision of the applicable Canadian securities regulatory authorities under National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (NI 51-101), which permits the Corporation to present certain of its reserves disclosure in accordance with the applicable requirements of the United States Financial Accounting Standards Board and the United States Securities and Exchange Commission. This disclosure may differ from the corresponding information required by NI 51-101.

Reserves estimates are prepared by the Corporation’s internal qualified reserves evaluators. No independent qualified reserves evaluator was involved in the preparation of the Corporation’s reserves data.

SHELL CANADA LIMITED
Financial Highlights
($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year
	2004	2003	2004	2003

	(restated)		(restated)
Earnings	182	190	1 286	810
Revenues	3 076	2 312	11 288	9 117
Cash flow from operations	604	484	2 350	1 747
Return on average common shareholders’ equity (%)	—	—	21.3	15.4
Interest coverage	—	—	73.5	19.3
Per Common Share (dollars)
Earnings - basic (Note 5)	0.66	0.69	4.68	2.95
Earnings - diluted (Note 5)	0.66	0.69	4.64	2.92
Dividends paid	0.25	0.22	0.94	0.82

Results by Segment
Earnings
Exploration & Production	73	88	449	619
Oil Sands	13	19	378	(142)
Oil Products	109	72	451	344
Corporate	(13)	11	8	(11)

Total	182	190	1 286	810

Revenues
Exploration & Production	582	501	2 198	2 113
Oil Sands	445	393	2 072	906
Oil Products	2 380	1 707	8 535	6 855
Corporate	4	20	55	66
Inter-segment sales	(335)	(309)	(1 572)	(823)

Total	3 076	2 312	11 288	9 117

Cash flow from operations
Exploration & Production	267	212	975	959
Oil Sands	97	135	711	233
Oil Products	240	122	639	555
Corporate	—	15	25	—

Total	604	484	2 350	1 747

Capital, exploration and predevelopment expenditures
Exploration & Production	144	116	521	431
Oil Sands	38	27	179	123
Oil Products	158	80	313	194
Corporate	1	7	8	11

Total	341	230	1 021	759

Return on average capital employed (%)[1]
Exploration & Production	—	—	28.3	37.3
Oil Sands	—	—	12.7	N/A
Oil Products	—	—	21.3	17.2

Total	—	—	19.9	13.1

1 Return on average capital employed (ROACE) is a key internal and external profitability measure used to evaluate the performance of the Company. ROACE is earnings plus after-tax interest expense on debt divided by the average of opening and closing common shareholders’ equity plus preferred shares, long-term debt and short-term borrowings. ROACE does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

SHELL CANADA LIMITED
Operating Highlights
(unaudited)

	Fourth Quarter		Total Year
	2004	2003	2004	2003

EXPLORATION & PRODUCTION

Production
Western Canada natural gas - gross (mmcf/d)	414	428	415	427
Sable natural gas - gross (mmcf/d)	116	133	125	135

Total natural gas - gross (mmcf/d)	530	561	540	562

Ethane, propane and butane - gross (bbls/d)	25 500	27 400	25 100	26 700
Condensate - gross (bbls/d)	15 200	16 600	15 200	16 800
Bitumen - gross (bbls/d)	6 300	7 800	8 100	9 200
Sulphur - gross (tons/d)	5 500	6 100	5 600	5 900

Sales [1]
Natural gas (mmcf/d)	523	546	536	555
Ethane, propane and butane (bbls/d)	44 400	50 500	44 000	44 500
Condensate (bbls/d)	21 000	22 500	19 600	17 900
Bitumen products (bbls/d)	9 600	13 300	11 500	13 900
Sulphur (tons/d)	12 600	11 400	11 300	10 700

OIL SANDS

Production
Bitumen - gross (bbls/d)	65 900	78 100	81 300	46 300

Sales [1]
Synthetic crude sales excluding blend stocks (bbls/d)	69 400	79 500	83 700	46 100
Purchased upgrader blend stocks (bbls/d)	37 600	37 100	38 200	17 700

Total synthetic crude sales (bbls/d)	107 000	116 600	121 900	63 800

Unit Costs [2]

Cash operating cost - excluding natural gas ($/bbl)	27.35		17.79
Cash operating cost - natural gas ($/bbl)	6.12		5.53

Total cash operating cost ($/bbl)	33.47		23.32
Depreciation, depletion and amortization ($/bbl)	7.68		5.59

Total unit cost ($/bbl)	41.15		28.91

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

	Fourth Quarter		Total Year
	2004	2003	2004	2003

OIL PRODUCTS

Sales [1]
Gasolines (m3/d)	21 600	21 400	20 900	20 900
Middle distillates (m3/d)	20 500	19 400	19 200	17 900
Other products (m3/d)	8 500	7 900	7 400	6 900

Total Oil Products sales (m3/d)	50 600	48 700	47 500	45 700

Crude oil processed by Shell refineries (m 3 /d) [3]	46 800	45 100	45 100	42 900

Refinery utilization (per cent) [4]	92	92	89	90

Earnings per litre (cents) [5]	2.4	1.5	2.6	2.1

Prices

Natural gas average plant gate netback price ($/mcf)	6.72	5.31	6.49	6.46

Ethane, propane and butane average field gate price ($/bbl)	32.24	24.30	28.71	25.48

Condensate average field gate price ($/bbl)	55.70	38.60	50.46	41.13

Synthetic crude average plant gate price ($/bbl)	44.53	33.15	44.67	34.18

SHELL CANADA LIMITED
Operating Highlights (continued)
(unaudited)

Definitions

[1]	Exploration & Production and Oil Products sales volumes include sales to third parties only. Oil Sands sales volumes include third-party and inter-segment sales.

[2]	Unit cash operating cost is a key internal and external measure used to evaluate the performance of the Oil Sands segment of the Company. Unit cash operating cost for Oil Sands is defined as: operating, selling and general expenses plus cash cost items included in cost of goods sold (COGS), divided by synthetic crude sales excluding blend stocks. Cash cost items included in COGS are $172 million in 2004, $40 million in the fourth quarter of 2004. Unit cash operating cost in 2004 includes mobile equipment lease costs of $0.58 per barrel, $0.70 per barrel in the fourth quarter of 2004.

Unit depreciation, depletion and amortization (DD&A) cost for Oil Sands is defined as: DD&A cost divided by synthetic crude sales excluding blend stocks. Unit DD&A cost includes preproduction costs, which are being written off over the first three years of the project life (2003-2005). In 2004, preproduction costs account for $1.90 per barrel of the total unit DD&A cost, $2.28 per barrel in the fourth quarter of 2004.

Total unit cost (including unit cash operating and unit DD&A costs) does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

[3]	Crude oil processed by Shell refineries includes upgrader feedstock supplied to Scotford Refinery.

[4]	Refinery utilization equals crude oil processed by Shell refineries divided by total capacity of Shell refineries, including capacity uplifts at Scotford Refinery due to processing of various streams from the upgrader.

[5]	Oil Products earnings per litre equals Oil Products earnings after-tax divided by total Oil Products sales volumes.

SHELL CANADA LIMITED
Consolidated Statement of Earnings and Retained Earnings
($ millions, except as noted)
(unaudited)

	Fourth Quarter		Total Year
	2004	2003	2004	2003
		(restated)		(restated)
Revenues
Sales and other operating revenues	3 061	2 291	11 228	9 076
Dividends, interest and other income	15	21	60	41

Total revenues	3 076	2 312	11 288	9 117

Expenses
Cost of goods sold	1 775	1 259	6 068	5 077
Transportation (Note 4)	78	79	309	270
Operating, selling and general	646	468	2 048	1 771
Exploration and predevelopment	100	42	230	88
Depreciation, depletion, amortization and retirements	196	188	722	637
Interest on long-term debt	2	7	16	31
Other interest and financing charges	2	6	10	35

Total expenses	2 799	2 049	9 403	7 909

Earnings
Earnings before income tax	277	263	1 885	1 208

Current income tax	85	3	617	188
Future income tax	10	70	(18)	210

Total income tax	95	73	599	398

Earnings	182	190	1 286	810

Per Common Share (dollars) (Note 5)
Earnings - basic	0.66	0.69	4.68	2.95
Earnings - diluted	0.66	0.69	4.64	2.92
Common Shares outstanding (millions - weighted average)	275	275	275	275

Retained Earnings
Balance at beginning of period	5 923	4 930	5 045	4 608
Implementation of accounting standard (Note 2)	—	—	—	(79)
Earnings	182	190	1 286	810

	6 105	5 120	6 331	5 339
Common Shares buy-back (Note 8)	25	14	61	68
Dividends	69	61	259	226

Balance at end of period	6 011	5 045	6 011	5 045

SHELL CANADA LIMITED
Consolidated Statement of Cash Flows
($ millions)
(unaudited)

	Fourth Quarter		Total Year
	2004	2003	2004	2003

		(restated)		(restated)
Cash from Operating Activities
Earnings	182	190	1286	810
Exploration and predevelopment	100	42	230	88
Non-cash items
Depreciation, depletion, amortization and retirements	196	188	722	637
Stock based compensation	126	3	141	12
Future income tax	10	70	(18)	210
Other items	(10)	(9)	(11)	(10)

Cash flow from operations	604	484	2 350	1 747
Movement in working capital and operating activities
Sales of accounts receivable securitization (Note 9)	—	(15)	(431)	(61)
Other working capital items	260	378	349	98

	864	847	2 268	1 784

Cash Invested
Capital, exploration and predevelopment expenditures	(341)	(230)	(1 021)	(759)
Movement in working capital from investing activities	8	1	(7)	(25)

Capital expenditures and movement in working capital	(333)	(229)	(1 028)	(784)
Proceeds on disposal of properties, plant and equipment	2	1	4	25
Investments, long-term receivables and other	(95)	(30)	(87)	(36)

	(426)	(258)	(1 111)	(795)

Cash from (used in) Financing Activities
Common Shares buy-back (Note 8)	(26)	(15)	(63)	(71)
Proceeds from exercise of Common Share stock options	8	6	37	15
Dividends paid	(69)	(61)	(259)	(226)
Long-term debt and other	(238)	(194)	(596)	(185)
Short-term financing	—	(325)	(149)	(522)

	(325)	(589)	(1 030)	(989)

Increase in cash	113	—	127	—
Cash at beginning of period	14	—	—	—

Cash at December 31[1]	127	—	127	—

Supplemental disclosure of cash flow information
Dividends received	4	3	14	10
Interest received	3	14	28	18
Interest paid	4	13	28	70
Income tax paid	44	30	303	271

1 Cash comprises cash and highly liquid short-term investments.

SHELL CANADA LIMITED
Consolidated Balance Sheet
($ millions)
(unaudited)

	Dec. 31, 2004	Dec. 31, 2003
		(restated)
Assets
Current assets
Cash and short-term investments	127	—
Accounts receivable	1 213	495
Inventories
Crude oil, products and merchandise	501	497
Materials and supplies	83	83
Prepaid expenses	85	81
Future income tax	314	65

	2 323	1 221
Investments, long-term receivables and other	549	455
Properties, plant and equipment	8 034	7 937

Total assets	10 906	9 613

Liabilities
Current liabilities
Short-term borrowings	—	149
Accounts payable, accrued liabilities and other	1 683	1 157
Income and other taxes payable	657	255
Current portion of asset retirement and other long-term obligations	35	17
Current portion of long-term debt	136	734

	2 511	2 312
Asset retirement and other long-term obligations	417	395
Long-term debt	1	2
Future income tax	1 448	1 366

Total liabilities	4 377	4 075

Shareholders’ Equity
Capital stock
100 4% Preference Shares	1	1
275 242 562 Common Shares (2003 - 275 042 159)	517	480
Contributed surplus	—	12
Retained earnings	6 011	5 045
Total shareholders’ equity	6 529	5 538

Total liabilities and shareholders’ equity	10 906	9 613

-s- Clive Mather

Clive Mather, Director

-s- Kerry L. Hawkins

Kerry L. Hawkins, Director

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

	Fourth Quarter
			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		(restated)		(restated)		(restated)		(restated)		(restated)
Revenues
Sales and other operating revenues	3 061	2 291	551	470	229	185	2 281	1 631	—	5
Inter-segment transactions	—	—	27	29	215	208	93	72	—	—
Dividends, interest and other income	15	21	4	2	1	—	6	4	4	15

Total revenues	3 076	2 312	582	501	445	393	2 380	1 707	4	20

Expenses
Cost of goods sold	1 775	1 259	—	—	139	133	1 640	1 125	(4)	1
Transportation	78	79	78	79	—	—	—	—	—	—
Inter-segment transactions	—	—	41	35	67	57	227	217	—	—
Operating, selling and general	646	468	150	101	173	119	296	235	27	13
Exploration and predevelopment	100	42	100	42	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	196	188	89	90	49	45	58	53	—	—
Interest on long-term debt	2	7	—	—	—	—	—	—	2	7
Other interest and financing charges	2	6	—	—	—	—	—	—	2	6

Total expenses	2 799	2 049	458	347	428	354	2 221	1 630	27	27

Earnings (loss)
Earnings (loss) before income tax	277	263	124	154	17	39	159	77	(23)	(7)

Current income tax	85	3	89	76	(11)	(51)	16	(1)	(9)	(21)
Future income tax	10	70	(38)	(10)	15	71	34	6	(1)	3

Total income tax	95	73	51	66	4	20	50	5	(10)	(18)

Earnings (loss)	182	190	73	88	13	19	109	72	(13)	11

SHELL CANADA LIMITED
Segmented Information
($ millions)
(unaudited)

					Total Year
			Exploration
	Total		& Production		Oil Sands		Oil Products		Corporate
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
		(restated)		(restated)		(restated)		(restated)		(restated)

Revenues
Sales and other operating revenues	11 228	9 076	2 105	1 973	969	428	8 128	6 627	26	48
Inter-segment transactions	—	—	84	135	1 102	478	386	210	—	—
Dividends, interest and other income	60	41	9	5	1	—	21	18	29	18

Total revenues	11 288	9 117	2 198	2 113	2 072	906	8 535	6 855	55	66

Expenses
Cost of goods sold	6 068	5 077	—	—	544	306	5 525	4 767	(1)	4
Transportation	309	270	309	270	—	—	—	—	—	—
Inter-segment transactions	—	—	159	148	283	146	1 130	529	—	—
Operating, selling and general	2 048	1 771	422	364	542	478	1 029	893	55	36
Exploration and predevelopment	230	88	230	88	—	—	—	—	—	—
Depreciation, depletion, amortization and retirements	722	637	357	282	171	158	193	196	1	1
Interest on long-term debt	16	31	—	—	—	—	—	—	16	31
Other interest and financing charges	10	35	—	—	—	—	—	—	10	35

Total expenses	9 403	7 909	1 477	1 152	1 540	1 088	7 877	6 385	81	107

Earnings (loss)
Earnings (loss) before income tax	1 885	1 208	721	961	532	(182)	658	470	(26)	(41)

Current income tax	617	188	385	382	16	(253)	249	95	(33)	(36)
Future income tax	(18)	210	(113)	(40)	138	213	(42)	31	(1)	6

Total income tax	599	398	272	342	154	(40)	207	126	(34)	(30)

Earnings (loss)	1 286	810	449	619	378	(142)	451	344	8	(11)

Total Assets	10 906	9 613	2 853	2 785	3 786	3 753	4 041	3 553	226	(478)

Capital Employed [1]	6 666	6 423	1 523	1 648	2 860	3 092	2 130	2 113	153	(430)

1 Capital employed is the total of equity, long-term debt and short-term borrowings.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual consolidated financial statements dated December 31, 2003, except as described in Note 2 and Note 3.

2. Change in Accounting Policy

Asset Retirement Obligations

Effective January 1, 2004, the Corporation adopted the new Canadian accounting standard with respect to asset retirement obligations. Under the new standard, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings over the life of the asset.

The total undiscounted amount of the estimated cash flows required to settle the obligations is $475 million, which has been discounted using a credit-adjusted risk-free rate of six per cent. The requirement to settle the obligations can occur during the asset’s life but most of the obligations will not be settled until the end of the asset’s useful life, which can exceed 25 years in some circumstances.

The new standard has been applied retroactively and financial statements of prior periods have been restated. The impact of this change on the December 31, 2003, Consolidated Balance Sheet is an increase in property, plant and equipment of $71 million, an increase in asset retirement and other long-term obligations of $191 million, a reduction in future income taxes of $41 million and a reduction in retained earnings of $79 million. This new standard did not have a material impact on the Corporation’s earnings.

Derivative Instruments

Effective January 1, 2004, the Corporation adopted Accounting Guideline 13, “Hedging Relationships.” This pronouncement establishes the criteria that must be met before an entity can apply hedge accounting to certain derivative financial instruments. This guideline has been applied on a prospective basis and does not have a material impact on the Corporation’s 2004 results.

Stock-Based Compensation Plans

The Corporation approved a proposal, effective December 6, 2004, to attach share appreciation rights to future and existing options as allowed under the employee Long-Term Incentive Plan (LTIP). The majority of option holders accepted this proposal. The LTIP provides the option holders with the right to either purchase common shares at the exercise price or to receive cash payments equal to the excess of the market value of the common shares over the exercise price. As a result of the modification to the existing options under the LTIP, the Corporation prospectively adopted the following accounting policy with respect to those options attached with share appreciation rights:

The Corporation accounts for its stock-based compensation using the intrinsic value method. A liability for expected cash settlements under the LTIP is accrued over the vesting period of the options based on the difference between the exercise price of the options and the market price of the Corporation’s common shares. The liability is revalued at the end of each reporting period to reflect changes in the market price of the Corporation’s common shares and the net change is recognized in earnings. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability. When options are exercised for common shares, consideration paid by the option holders and the previously recognized liability associated with the option is recorded as share capital.

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

2. Change in Accounting Policy (continued)

For options related to the option holders who did not accept attachment of share appreciation rights to their existing options, stock-based compensation is accounted for using the fair value method. In 2003, the Corporation started to record compensation expense over the vesting period for stock options granted to employees. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital. No compensation expense under the fair value method has been recorded for awards granted prior to 2003.

3. Change in Accounting Estimate

Effective January 1, 2004, the Corporation revised its estimate of the Scotford Upgrader’s useful life to 40 years (from 30 years) based on competitor practices and the availability of adequate bitumen supplies over this longer period. This change was applied on a prospective basis. During the fourth quarter, the Corporation reviewed and decided to reverse this decision to achieve better alignment with amortization periods used elsewhere in Shell. This change resulted in a charge of $10 million after-tax against fourth-quarter 2004 earnings.

4. Accounting Reclassification

Effective January 1, 2004, and consistent with the adoption of Canadian Institute of Chartered Accountants (CICA) Handbook Section 1100, transportation costs for the Exploration & Production segment charged to customers are classified as revenues with the related transportation cost classified as transportation expense. Previously, these costs were netted against revenue. Transportation costs for the Oil Sands and Oil Products segments continue to be reported as cost of goods sold or operating expense, consistent with prior years.

5. Earnings Per Share

	Fourth Quarter		Total Year
	2004	2003	2004	2003
Earnings ($ millions)	182	190	1286	810

Weighted average number of common shares (millions)	275	275	275	275

Dilutive securities (millions) Options under long-term incentive plan	2	2	2	2

Basic earnings per share ($ per share)	0.66	0.69	4.68	2.95
Diluted earnings per share ($ per share)	0.66	0.69	4.64	2.92

6. Stock-Based Compensation

In 2004, the Corporation granted 1,696,500 options with an exercise price of $62.55. Of the 2004 options, 281,000 are performance-based.

The modification to the existing options under the LTIP as described in Note 2 was accounted for prospectively and for the year ended December 31, 2004, the Corporation recorded compensation expense of $123 million. This amount is net of $29 million

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

6. Stock-Based Compensation (Continued)

of previously recognized compensation expense recorded in prior years as a result of the adoption of the CICA amended Section 3870 “Stock-Based Compensation and Other Stock-Based Payments.” Contributed surplus related to unexercised options was reversed.

As at December 31, 2004, the total liability for expected cash settlements with respect to those options attached with share appreciation rights under the LTIP is $151 million. During the year ended December 31, 2004, cash payments of $1 million were made for 33,375 options exercised.

The fair value of the options related to the option holders who did not accept attachment of share appreciation rights to their existing options was estimated using the Black-Scholes model with the following assumptions: risk-free interest rate of 3.82 per cent, expected life of six years, volatility of 19.4 per cent and a dividend yield of 1.61 per cent.

7. Employee Future Benefits

The Corporation’s pension plans are described in the notes to the Consolidated Financial Statements dated December 31, 2003. The components of the total net benefit costs included in total expenses in the Consolidated Statement of Earnings are as follows:

	Fourth Quarter
	Pension Benefits		Other Benefits
($ millions)	2004	2003	2004	2003
Current service cost	8	7	—	—
Employee contributions	(2)	(1)	—	—
Interest cost	30	30	3	3
Expected return on plan assets	(33)	(32)	—	—
Amortization of transitional (asset) obligation	(9)	(9)	1	1
Amortization of net actuarial loss	18	10	—	—

Net expense	12	5	4	4
Defined contribution segment	4	3	—	—

Total	16	8	4	4

	Total Year
	Pension Benefits		Other Benefits
($ millions)	2004	2003	2004	2003
Current service cost	32	28	1	1
Employee contributions	(3)	(2)	—	—
Interest cost	118	117	11	10
Expected return on plan assets	(129)	(131)	—	—
Amortization of transitional (asset) obligation	(36)	(36)	2	3
Amortization of net actuarial loss	69	43	2	—

Net expense	51	19	16	14
Defined contribution segment	13	12	—	—

Total	64	31	16	14

SHELL CANADA LIMITED
Notes to Consolidated Financial Statements (Continued)
(unaudited)

8. Common Shares Buy-Back

On April 30, 2004, Shell Canada Limited announced its intention to make a normal course issuer bid to repurchase for cancellation up to one per cent of its 275,287,340 common shares issued and outstanding as at April 27, 2004. The bid began on May 4, 2004, and will end on or before May 3, 2005. The bid is being used to counter dilution resulting from the issuance of common shares under Shell Canada’s employee stock option program. At December 31, 2004, a total of 783,800 common shares had been repurchased at market prices for a total cost of $54 million (at an average price of $69.56 per share) and cancelled.

Under an earlier normal course issuer bid, which commenced February 7, 2003, and ended February 6, 2004, Shell purchased 1,528,000 shares at an average price of $52.29, for a total cost of $80 million, which includes $9 million of shares purchased in 2004.

9. Sale of Accounts Receivable

During 2004, the Corporation decreased the receivables sold under its accounts receivable securitization program by $431 million to $150 million. This contributed to the increase in accounts receivable on the Consolidated Balance Sheet as at December 31, 2004.